FMC Corporation Quarterly Report on Form 10-Q for September 30, 2000

Exhibit 12	Computation of Ratios of Earnings to Fixed Charges (In millions, except ratio data)

	Nine Months Ended September 30,
	2000	1999
Earnings:

Income from continuing operations before income taxes	$158.2	$203.2
Minority interests	2.7	3.8
Undistributed earnings of affiliates	(15.5)	(1.6)
Distributed income of equity investee	60.0	—
Interest expense and amortization of debt discount, fees and expenses	77.5	89.5
Amortization of capitalized interest	2.6	2.5
Interest included in rental expense	13.3	11.2

Total earnings	$298.8	$308.6

Fixed charges:

Interest expense and amortization of debt discount, fees and expenses	$77.5	$89.5
Interest capitalized as part of fixed assets	7.3	2.3
Interest included in rental expense	13.3	11.2

Total fixed charges	$98.1	$103.0

Ratio of earnings to fixed charges	3.0x	3.0x

Pro forma ratio of earnings to fixed charges, excluding asset impairment and restructuring and other charges (in 2000 and 1999) and gains on sales of businesses (in 1999)	3.6x	2.9x